UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Ostin Technology Group Co., Ltd. (the “Company”) convened at March 28, 2024, at 9:00 A.M., Beijing Time (March 27, 2024, at 9:00 P.M., Eastern Time), at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, the shareholders of the Company adopted resolutions approving all of the four proposals considered at the Meeting. A total of 9,986,402 votes, representing 59.42% of the votes exercisable as of March 8, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal One – The change of authorized share capital

RESOLVED, AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be increased and re-designated as follows:

From: US$50,000 divided into 499,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each;

To: US$500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each, 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each;

By: the re-designation of the 16,806,250 issued ordinary shares of a par value of US$0.0001 each into 16,806,250 Class A ordinary shares of a par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting and Proxy Statement;

By: the re-designation of 4,974,193,750 unissued ordinary shares of a par value of US$0.0001 each into 4,974,193,750 Class A ordinary shares of a par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting and Proxy Statement; and

By: the re-designation of 8,000,000 unissued ordinary shares of a par value of US$0.0001 each into 8,000,000 Class B ordinary shares of a par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting and Proxy Statement.

Resolution	For	Against	Withheld/Abstain

Proposal One: By an ordinary resolution, to change the authorized share capital from US$50,000 divided into 499,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, to US$500,000 divided into 4,999,000,000 ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”) and 1,000,000 preference shares of a par value of US$0.0001 each by

(i) re-classifying all Ordinary Shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.0001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii) re-designating 8,000,000 authorized but unissued Ordinary Shares into 8,000,000 class B ordinary shares with a par value of US$0.0001 each with 20 votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii) re-designating the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 8,000,000 authorized but unissued Ordinary Shares.

	9,454,913	531,489	0
Percentage of Voted Shares:	94.68%	5.32%	0%

2.	Proposal Two – The adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company

RESOLVED, AS A SPECIAL RESOLUTION, THAT the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting and Proxy Statement.

Resolution	For	Against	Withheld/Abstain
Proposal Two: By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the quorum for general meetings, the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares, and the further amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company upon the Effective Time at which the Reverse Share Split is implemented by the Board of Directors.	9,454,913	531,489	0
Percentage of Voted Shares:	94.68%	5.32%	0%

3.	Proposal Three – The repurchase and issuance of shares of certain shareholder

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the approval of the change of authorized share capital of the Company contemplated by Proposal One, the repurchase by the Company (the ”Repurchase”) of 2,000,000 Class A Ordinary Shares of the Company (the “Repurchased Shares”) registered in the name of SHYD Investment Management Limited (the “Shareholder”) at an amount equal to the aggregate par value of US$200 (the “Repurchase Price”) be approved on the following terms:

(a)	that the Repurchase Price be paid to the Shareholder upon Repurchase and the Repurchase Price be paid, out of the proceeds from a fresh issue of 2,000,000 Class B Ordinary Shares of the Company made for the purpose of the Repurchase;

(b)	that the Repurchased Shares shall be treated as cancelled following Repurchase; and

(c)	that, following the Repurchase and issue of Class B Ordinary Shares, the Company’s issued share capital shall remain unchanged and the Repurchase shall not be taken as reducing the Company’s authorized share capital.

Resolution				For	Against	Withheld/Abstain
Proposal Three: By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification, Repurchase and Issuance
SHYD Investment Management Limited	3,908,612 Ordinary Shares	3,908,612 Class A Ordinary Shares	1,908,612 Class A Ordinary Shares, 2,000,000 Class B Ordinary Shares	9,454,943	531,459	0%

Percentage of Voted Shares:				94.68%	5.32%	0%

4.	Proposal Four – The reverse share split of the Company’s shares

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated within a range of one-for-five (1:5) to one-for-thirty (1:30) on or prior to July 17, 2024.

Resolution	For	Against	Withheld/Abstain
Proposal Four: By an ordinary resolution, to approve the reverse share split of the Company’s shares within a range of one-for-five (1:5) to one-for-thirty (1:30), the exact ratio to be determined by further action of the Board of Directors, to be effective on a date on or prior to July 17, 2024 to be determined by the Board of Directors and announced by the Company.	9,454,913	531,489	0
Percentage of Voted Shares:	94.68%	5.32%	0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: April 2, 2024

4